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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           CASINOVATIONS INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   14761P 10 4
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


   Stacie L. Brown, 6830 Spencer St., Las Vegas, NV 89119; Tel: (702) 733-7195
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 12, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 14761P 10 4                  13D                     Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Yvonne M. Huson
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


          Not Applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                         52,721 shares
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY               70,000 shares
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         52,721 shares
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    70,000 shares
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          3,065,838 shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           28.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


          IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIOTION

         This Schedule 13D ("Schedule 13D") of Yvonne M. Huson is filed with respect to her ownership of the common stock, $.001 par value, of Casinovations Incorporated, a Nevada corporation.

ITEM 1. SECURITY AND ISSUER

        Common stock, $.001 par value (the "Common Stock") of Casinovations Incorporated (the "Issuer"), 6830 Spencer Street, Las Vegas, Nevada, 89119.

ITEM 2. IDENTITY AND BACKGROUND

        (a) Yvonne M. Huson

        (b) 121 SW Morrison, Suite 1400, Portland, Oregon 97204

        (c) Shareholder of the Issuer

        (d) Ms. Huson has not, during the last five years, been convicted in a criminal proceeding.

        (e) Ms. Huson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Ms. Huson is a citizen of the United Sates of America.

ITEM 3. SOURCE OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

         The filing of this Schedule 13D is a result of the October 12, 1999, death of Richard S. Huson, Co-Trustee of the Richard S. Huson Revocable Trust U/T/A, dated 09/04/98 (the "Trust"). Ms. Huson served as Co-Trustee and now serves as Trustee of the Trust.

Item 5. Interest in Securities of the Issuer

         YVONNE M. HUSON            PRESENTLY OWNED            PERCENTAGE(3)
         ---------------            ---------------            -------------

         Sole Voting Power          52,721(1)                  0.49%

         Shared Voting Power        70,000(2)                  0.65%

         Sole Depositive Power      52,721(1)                  0.49%

         Shared Depositive Power    70,000(2)                  0.65%

         Total Beneficial Power     3,065,838                  28.6%

--------------------------
(1) This amount represents 52,721 shares of Common Stock issuable upon exercise of Class A Warrants.
(2) This amount represents 70,000 shares of Common Stock held by Tower Rock Partners, LLC, an entity formerly controlled by Richard S. Huson and now controlled by Yvonne Huson.
(3) These percentages reflect the percentage share ownership with respect to 10,705,944 shares, the number of shares of Common Stock outstanding as of Novmeber 30, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The Durable Power of Attorney dated November 12, 1999, whereby Yvonne M. Huson transferred to James E. Crabbe voting power of the shares of Common Stock held in the name of the Trust, is attached hereto as Exhibit "A".

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 9, 1999.




                                   /s/ Yvonne Huson, Trustee
                                   ---------------------------------------------
                                   Yvonne Huson, Trustee of the Richard S. Huson
                                         Revocable Trust U/T/A 09/04/98

STATE OF OREGON
COUNTY OF DESCHUTES

                            DURABLE POWER OF ATTORNEY
                            -------------------------

KNOW ALL MEN BY THESE PRESENTS:

         That I, YVONNE M. HUSON, as Trustee of the Richard S. Huson Revocable Trust U/T/A dated 09/04/98 (the "Trust"), do hereby make, constitute, and appoint JAMES E. CRABBE my true and lawful Attorney-in-Fact.


         I. POWER AND AUTHORITIES.

                  I hereby delegate to my Attorney-in-Fact full power and authority for me in my name, place, and stead to do and perform the following act:

                             To vote in person or by granting of a proxy
                    with or without the power of substitution, all my shares of Casinovations Incorporated common stock held in the Trust.

                  This durable power of attorney shall not be affected by any disability on my part. The power conferred on my Attorney-in-Fact by this instrument shall be exercisable from November 12, 1999. All acts done by my Attorney-in-Fact pursuant to the power conferred by this Durable Power of Attorney during any period of my disability or incompetency shall have the same effect and inure to the benefit of and bind me or my heirs, devisees and personal representatives as if I were competent and not disabled.

                  This is a written Durable Power of Attorney which shall be nondelegable and which shall not be terminated by my incompetency or adjudication, as an incapacitated adult, and it shall remain in full force and effect.

         II. RELEASE AND INDEMNIFICATION OF ATTORNEY-IN-FACT.

                  My Attorney-in-Fact shall have no liability to me or to any other person for any action taken, or not taken, in good faith pursuant to this Durable Power of Attorney. I hereby release my Attorney-in-Fact from any and all liability hereunder and agree to indemnify him for any and all liabilities, costs, and expenses, including reasonable attorneys' fees, which may be incurred in good faith.

         III. RELEASE AND INDEMNIFICATION OF THIRD PERSONS.

                  Upon receipt of this Document, no third person shall have any duty to inquire into the authority of my Attorney-in-Fact to take any action set forth in Section I of this Document. I hereby release and agree to indemnify any and all persons for actions taken in compliance with the directions of my Attorney-in-Fact or for honoring any document executed by my Attorney-in-Fact or for any action taken in reliance thereon.

         IN WITNESS WHEREOF, I have hereunto set my hand and affixed my seal, this 12th day of November, 1999.

                                     /s/ Yvonne M. Huson
                                    ---------------------------------    (SEAL)
                                    Yvonne M. Huson

                                    Signed, sealed and delivered on the 12th day
                           of November, 1999, in the presence of :

                                      /s/ Tom Biesiadecki
                                    ---------------------------------
                                    Unofficial Witness


                                    Signed and sworn before me on November 12,
                           1999, by Yvonne M. Huson



                                    (notary stamp)
                                                       /s/  Barbara D Gutierrez
                                                       -------------------------
                                                       Notary Public



                                    For purposes of identification only, my
                           Attorney-in-Fact has signed and sealed this Durable Power of Attorney.

                                    /s/ James E. Crabbe
                                    ---------------------------------    (SEAL)
                                    James E. Crabbe

                                    Signed, sealed and delivered on the 12th day
                           of November, 1999, in the presence of:

                                     /s/  Tom Biesiadecki
                                    ---------------------------------
                                    Unofficial Witness


                                    Signed and sworn before me on the 12th day
                           of November, 1999, by James E. Crabbe



                                    (notary stamp)
                                                       /s/ Barbara D Gutierrez
                                                       ------------------------
                                                       Notary Public